# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025812
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2529 Virginia Beach Blvd., Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 09/10/2025
Amends the filing with accession number 0001641172-25-026247
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Blvd., Virginia Beach, Virginia (VA), 23452
Comment: This Amendment to Schedule 13D (this "Amendment") is being filed to report that the Reporting Persons have disposed of all shares of common stock previously reported as beneficially owned and therefore no longer beneficially own any shares of common stock of the Issuer. Except as specifically provided herein, all other information contained in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, the Reporting Persons do not beneficially own any shares of common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Not applicable.
Transactions in the class effected during the past sixty days:
On September 10, 2025, the Reporting Persons sold 101,946 shares of common stock for the aggregate price of $301,156.96, $528.91 of which were brokerage fees.

On September 11, 2025, the Reporting Persons sold 101,054 shares of common stock for the aggregate purchase price of $267,945.36, $524.27 of which were brokerage fees.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's common stock on September 10, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporation by reference to Exhibit 99.1 of Schedule 13D filed with the SEC on September 2, 2025).

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (10/02/2025)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (10/02/2025)